Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     KFS Capital LLC commences take-over bid for up to 750,000 Units of
     Kingsway Linked Return of Capital Trust

     TORONTO, June 9 /CNW/ - KFS Capital LLC (the "Offeror"), an indirect wholly-owned subsidiary of Kingsway Financial Services Inc. ("KFS"), has today commenced a take-over bid (the "Offer") to acquire up to 750,000 preferred, retractable, redeemable, cumulative units (the "Units") of Kingsway Linked
Return of Capital Trust ("KLROC") (TSX: KSP.UN) at a price per Unit of C$17.50 in cash, pursuant and subject to the terms and conditions set out in the Offer accompanying the take-over bid circular and related documentation dated June
9, 2010 (collectively, the "Offer Documentation").
     The Offer will be open for acceptance until 5:00 p.m. (Toronto time) on
Monday, July 19, 2010, unless extended or withdrawn by the Offeror. The intention to commence the Offer was previously announced on April 20, 2010.
     The Offer is not conditional on any minimum number of Units being tendered, however, completion of the Offer will be subject to the conditions described in the Offer. If more than the maximum number of Units for which the
Offer is made are tendered to the Offer and not withdrawn, the Units to be purchased from each tendering unitholder will be determined on a pro rata basis according to the number of Units tendered by each unitholder, disregarding fractions, by rounding down to the nearest whole number of Units.
     It is possible that the Offeror may increase the number of Units sought pursuant to the Offer or otherwise amend or extend the Offer. In such circumstance, the Offeror will notify KLROC unitholders of such variation of the Offer by issuing a Notice of Variation of the Offer.
     The Offer Documentation is being provided to KLROC unitholders in accordance with applicable Canadian securities laws and is available from
Kingsdale Shareholder Services Inc., the information agent and depositary for the Offer, and on SEDAR at www.sedar.com.
     Questions regarding the Offer, requests for copies of the Offer
Documentation, or requests for assistance in depositing units pursuant to the
Offer should be directed to Kingsdale Shareholder Services Inc., the information agent and depositary for the Offer, at The Exchange Tower, 130
King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario, M5X 1E2, North
American Toll-Free Phone Number 1-888-518-1560, Facsimile 416-867-2271 and
North American Toll-Free Facsimile 1-888-518-1560 or at
contactus(at)kingsdaleshareholder.com.

     This announcement is for informational purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the Offer Documentation. KLROC unitholders should read the materials carefully because they contain important information, including the terms and conditions of the Offer.
     This press release includes forward-looking statements that are subject to risks and uncertainties. These statements relate to future events or future performance and reflect management's current expectations and assumptions. The words "anticipate", "expect", "believe", "may", "should", "estimate",
"project", "intend", "forecast" or similar words are used to identify such forward-looking information. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management of Kingsway. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see
Kingsway's securities filings, including its 2009 Annual Report under the heading Risk Factors in the Management's Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators'
website at www.sedar.com, and on the EDGAR section of the U.S. Securities and
Exchange Commission's website at www.sec.gov or through Kingsway's website at
www.kingsway-financial.com. Kingsway disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
     %CIK: 0001072627

     /For further information: /
     (KFS KFS.)

CO:  Kingsway Financial Services Inc.

CNW 13:24e 10-JUN-10